Exhibit 99.1

Niu Technologies Announces Fourth Quarter and Full Year 2019 Financial Results

— Fourth Quarter Total volume of e-scooter sales up 13.5% year over year

— Fourth Quarter Revenues of RMB 536.1 million, up 25.4% year over year

— Fourth Quarter Net income of RMB 60.7 million, compared to net loss of RMB 32.0 million in the fourth quarter of last year

— Full Year Total volume of e-scooter sales up 24.1% year over year

— Full Year Revenues of RMB 2,076.3 million, up 40.5% year over year

— Full Year Net income of RMB 190.1 million, compared to net loss of RMB 349.0 million in 2018

BEIJING, March 16, 2020 (GLOBE NEWSWIRE) — Niu Technologies (“Niu”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                  Revenues were RMB 536.1 million, an increase of 25.4% year over year

•                  Gross margin was 26.1%, compared with 13.5% in the fourth quarter of 2018

•                  Net income was RMB 60.7 million, compared with net loss of RMB 32.0 million in the fourth quarter of 2018

•                  Adjusted net income (non-GAAP)1 was RMB 68.5 million, compared with adjusted net loss of RMB 7.2 million in the fourth quarter of 2018

Fourth Quarter 2019 Operating Highlights

•                  The number of e-scooters sold reached 106,253, up 13.5% year over year

•                  Franchised stores in China reached 1,050, an increase of 30 since September 30, 2019

•                  International sales network expanded to 29 distributors covering 38 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered a solid revenue growth and improved gross margin.  The Company continued to operate profitably.  Our revenue growth rate was 25.4%, well ahead of our initial guidance.  We are pleased to see the continued strong demand of our products.  We achieved a historically high gross margin at 26.1%, benefiting from the higher sales price, better product mix and continued cost cutting efforts.  In the first quarter of 2020, the COVID-19 outbreak adversely affected our sales and operation.  We have taken proactively measures to mitigate the impact.  We are pleased to see the positive trend in the past few weeks.”

1  Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.

Dr. Li continued, “In December 2019, our new manufacturing facility at Changzhou commenced operation.  The new facility covers about 75 acres and has a designed capacity of 700,000 units per annum.  We are very excited about the growth perspective of our business and are committed to expand our production capacity to meet the increasing demand.  In January 2020, we attended the Consumer Electronics Show in the U.S. and launched two new products, the RQi-GT, an urban performance electric motorcycle, and the TQi-GT, our first electric three-wheeler.  We are very excited about the enriched product portfolio and look forward to the sustaining growth of our business.”

Fourth Quarter 2019 Financial Results

Revenues were RMB 536.1 million, an increase of 25.4% year over year, due to increased sales volume of 13.5% and increased revenues per e-scooter of 10.5%.

•                  E-scooter sales represented 83.7% of total revenues, while accessories, spare parts sales and service revenues represented 16.3% of total revenues.

•                  Higher e-scooter sales volume was mainly driven by the expanded sales network and enriched product portfolio.

•                  Increased revenues per e-scooter were mainly driven by higher sales in accessories, spare parts and services.

•                  China represented 90.4% of total e-scooter revenues, while international markets represented 9.6% of total e-scooter revenues.

Cost of revenues were RMB 395.9 million, an increase of 7.0% year over year, mainly due to higher e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,726, down 5.7% from RMB 3,952 in the fourth quarter 2018 as a result of lower raw material cost and change in product mix.

Gross margin was 26.1%, up substantially from 13.5% in the same period of 2018, mainly due to lower raw material costs, higher sales price and a greater proportion of revenue from accessories and spare parts.

Operating expenses were RMB 94.2 million, an increase of 3.6% from the same period of 2018. Operating expenses as a percentage of revenues was 17.6%, compared with 21.3% in the fourth quarter of 2018.

•                  Selling and marketing expenses were RMB 48.9 million (including RMB 1.6 million of share-based compensation), an increase of 16.9% from RMB 41.8 million in the fourth quarter of 2018.  The increase was mainly due to the increases in depreciation and amortization expense of RMB 3.4 million, product certification fee of RMB 2.6 million, traveling and rental expense of RMB 2.2 million and share-based compensation expense of RMB 1.1 million.  The higher expenses were partially offset by the decrease of staff cost of RMB 3.5 million due to lower bonus.  Selling and marketing expenses as a percentage of revenues was 9.1% compared with 9.8% in the fourth quarter of 2018.

•                  Research and development expenses were RMB 19.1 million (including RMB 1.9 million of share-based compensation), a decrease of 13.6% from RMB 22.1 million in the fourth quarter of 2018, mainly due to the decrease of share-based compensation expenses of RMB 7.3 million.  The lower expenses were partially offset by the increase in staff cost of RMB 2.7 million and design expense of RMB 1.0 million which resulted from the Company’s continued efforts to enhance the research and development capability.  Research and development expenses as a percentage of revenues was 3.6%, compared with 5.2% in the fourth quarter of 2018.

•                  General and administrative expenses were RMB 26.3 million (including RMB 4.1 million of share-based compensation), a decrease of 2.8% from RMB 27.0 million in the fourth quarter of 2018, mainly due to the decrease of share-based compensation expenses of RMB 10.9 million.  The lower expenses were partially offset by the increase of provision for bad debt of RMB 3.7 million, professional fees of RMB 3.2 million and taxes and surcharges of RMB 2.3 million.  General and administrative expenses as a percentage of revenues was 4.9%, compared with 6.3% in the fourth quarter of 2018.

Operating expenses excluding share-based compensation were RMB 86.5 million, increased by 30.8% year over year, and represented 16.1% of revenues, compared with 15.5% in the fourth quarter of 2018.

•                  Selling and marketing expenses excluding share-based compensation were RMB 47.3 million, an increase of 14.5% year over year, and represented 8.8% of revenues, compared with 9.7% in the fourth quarter of 2018.

•                  Research and development expenses excluding share-based compensation were RMB 17.1 million, an increase of 32.9% year over year, and represented 3.2% of revenues, compared with 3.0% in the fourth quarter of 2018.

•                  General and administrative expenses excluding share-based compensation were RMB 22.1 million, an increase of 84.6% year over year, and represented 4.1% of revenues, compared with 2.8% in the fourth quarter of 2018.

Government grants were RMB 13.5 million, increased by 13.4 million from the same period of 2018, mainly consisting of various incentives from local government authorities.

Share-based compensation was RMB 7.8 million, a decrease of RMB 17.0 million from RMB 24.8 million in the same period of last year.  The decline was mainly due to the accelerated vesting of certain restricted ordinary shares in the fourth quarter 2018.

Net income was RMB 60.7 million, an improvement of RMB 92.7 million compared with a net loss of RMB 32.0 million in the fourth quarter of 2018.  The net income margin was 11.3%, compared with a net loss margin of 7.5% in the same period of 2018.

Adjusted net income (non-GAAP) was RMB 68.5 million, compared with an adjusted net loss of RMB 7.2 million in the fourth quarter of 2018.  The adjusted net income margin2 was 12.8%, compared with an adjusted net loss margin of 1.7% in the same period of 2018.

Basic and diluted net income per ADS were RMB 0.81 (US$ 0.12) and RMB 0.79 (US$ 0.11) respectively.

Full Year 2019 Financial Results

Net revenues were RMB 2,076.3 million, an increase of 40.5%, mainly driven by increases in e-scooter sales volume of 24.1% and net revenues per e-scooter of 13.2%.  China represented 85.1% of net revenues from e-scooter sales, and overseas markets represented 14.9%.

2  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

Cost of revenues were RMB 1,589.7 million, an increase of 24.3%, mainly driven by higher e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,773, slightly higher than RMB 3,767 in 2018.

Gross margin was 23.4%, increased substantially from 13.4% in 2018, mainly driven by lower raw material cost, higher sales price, and change in product mix.

Operating expenses were RMB 329.7 million, a decrease of 35.9% from RMB 514.4 million in 2018.  Operating expenses as a percentage of net revenues was 15.9%, compared with 34.8% in 2018.

Operating expenses excluding share-based compensation were RMB 310.3 million, an increase of 24.7%, and represented 14.9% of net revenues, compared with 16.8% in 2018.

Government grants were RMB 29.8 million, increased by 28.4 million compared with the year of 2018, mainly consisting of various incentives from local government authorities.

Share-based compensation was RMB 19.6 million, a decrease of RMB 246.3 million from RMB 265.9 million in 2018.  The decrease was mainly because of the higher expenses that arose from the accelerated vesting of certain restricted ordinary shares during 2018 and the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration in June 2018.

Net income was RMB 190.1 million, an increase of RMB 539.1 million from a net loss of RMB 349.0 million in 2018.  The increase was mainly caused by the increased revenues, higher gross margin and lower share-based compensation expenses as described above.

Adjusted net income (non-GAAP) was RMB 209.7 million, compared with an adjusted net loss of RMB 48.7 million in 2018.  The adjusted net income margin was 10.1% in 2019, compared with an adjusted net loss margin of 3.3% in 2018.

Basic and diluted net income per ADS were RMB 2.55 (US$ 0.37) and RMB 2.48 (US$ 0.36) respectively.

Balance Sheet

As of December 31, 2019, the Company had cash, term deposits and short-term investments of RMB 764.8 million in aggregate.  The Company had restricted cash of RMB 221.7 million and short-term bank borrowings of RMB 217.4 million.

Business Outlook

NIU expects revenues of the first quarter 2020 to be in the range of RMB 195 million to RMB 265 million, representing a year-over-year decrease of 45% to 25%, which was due to the adverse impacts of the COVID-19 outbreak on Company’s sales and operation.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

The Company will host a conference call at 8:00 AM on March 16, 2020 U.S. Eastern Time (8:00 PM on March 16, 2020 Beijing/Hong Kong time) to discuss its fourth quarter and full year 2019 financial results and provide a corporate update.

Participants may access the call via below dial-in details.

United States	+1-866-519-4004
International	+65-6713-5090
Hong Kong	800-906-601
Mainland China	400-620-8038
Conference ID	2960907

A replay will be accessible through March 24, 2020 by dialing the following numbers.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	2960907

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles.  NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss, and adjusted net income/loss margin.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.9618 to US$ 1.00, the exchange rate in effect as of December 31, 2019, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash	569,059,591	279,945,942	40,211,719
Term deposits	27,452,663	174,404,554	25,051,647
Restricted cash	179,262,714	221,656,071	31,838,902
Short-term investments	120,241,425	310,439,321	44,591,818
Accounts receivable, net	54,424,845	115,228,700	16,551,567
Inventories, net	142,382,205	178,633,299	25,659,068
Prepayments and other current assets	26,919,954	30,982,131	4,450,305
Total current assets	1,119,743,397	1,311,290,018	188,355,026

Non-current assets
Property and equipment, net	40,985,174	150,891,344	21,674,185
Intangible assets, net	7,717,754	7,779,749	1,117,491
Land use right, net	—	34,355,936	4,934,921
Other non-current assets	16,805,474	6,522,561	936,907
Total non-current assets	65,508,402	199,549,590	28,663,504

Total assets	1,185,251,799	1,510,839,608	217,018,530

LIABILITIES
Current liabilities
Short-term bank borrowings	179,978,003	217,394,132	31,226,713
Accounts payable	249,665,890	258,988,264	37,201,336
Income taxes payable	—	3,013,805	432,906
Advance from customers	20,505,861	7,478,309	1,074,192
Deferred revenue-current	12,666,330	31,105,700	4,468,054
Accrued expenses and other current liabilities	134,184,026	175,533,397	25,213,795
Total current liabilities	597,000,110	693,513,607	99,616,996

Deferred revenue-non current	234,801	2,171,033	311,849
Deferred income tax liability	—	1,265,780	181,818
Other non-current liabilities	17,609,842	22,358,968	3,211,665
Total non-current liabilities	17,844,643	25,795,781	3,705,332

Total liabilities	614,844,753	719,309,388	103,322,328

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	83,120	84,494	12,137
Class B ordinary shares	12,839	11,977	1,720
Additional paid-in capital	1,717,483,548	1,738,102,741	249,662,837
Accumulated other comprehensive loss	(22,786,922)	(12,368,224)	(1,776,584)
Accumulated deficit	(1,124,385,539)	(934,300,768)	(134,203,908)
Total shareholders’ equity	570,407,046	791,530,220	113,696,202

Total liabilities and shareholders’ equity	1,185,251,799	1,510,839,608	217,018,530

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	Three months ended December 31,			Year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	427,505,084	536,106,506	77,006,881	1,477,781,304	2,076,289,101	298,240,268
Cost of revenues(a)	(369,961,904)	(395,945,845)	(56,874,062)	(1,279,155,847)	(1,589,738,548)	(228,351,654)
Gross profit	57,543,180	140,160,661	20,132,819	198,625,457	486,550,553	69,888,614

Operating expenses:
Selling and marketing expenses(a)	(41,802,946)	(48,879,563)	(7,021,110)	(150,150,872)	(182,872,514)	(26,267,993)
Research and development expenses(a)	(22,105,334)	(19,089,544)	(2,742,041)	(91,811,892)	(67,187,348)	(9,650,859)
General and administrative expenses(a)	(27,031,959)	(26,265,063)	(3,772,740)	(272,464,481)	(79,615,561)	(11,436,060)
Total operating expenses	(90,940,239)	(94,234,170)	(13,535,891)	(514,427,245)	(329,675,423)	(47,354,912)
Government grants	84,100	13,462,650	1,933,789	1,395,200	29,833,770	4,285,353
Operating (loss)/income	(33,312,959)	59,389,141	8,530,717	(314,406,588)	186,708,900	26,819,055

Changes in fair value of a convertible loan	—	—	—	(34,499,858)	—	—
Interest expense	(1,458,859)	(3,211,489)	(461,302)	(7,721,675)	(11,396,998)	(1,637,076)
Interest income	1,080,106	2,247,835	322,881	2,998,796	16,898,785	2,427,359
Investment income	1,692,537	2,706,871	388,818	4,601,849	6,088,425	874,548
(Loss)/income before income taxes	(31,999,175)	61,132,358	8,781,114	(349,027,476)	198,299,112	28,483,886
Income tax expense	—	(426,039)	(61,197)	—	(8,214,341)	(1,179,916)
Net (loss)/income	(31,999,175)	60,706,319	8,719,917	(349,027,476)	190,084,771	27,303,970

Other comprehensive income/(losses)
Foreign currency translation adjustment	(10,117,727)	(7,896,898)	(1,134,318)	(28,436,867)	8,882,775	1,275,931
Unrealized (losses)/gain on available for sale securities, net	(340,698)	633,923	91,057	53,707	1,535,923	220,622
Comprehensive (loss)/income	(42,457,600)	53,443,344	7,676,656	(377,410,636)	200,503,469	28,800,523
Net (loss)/income per share
—Basic	(0.24)	0.41	0.06	(5.30)	1.28	0.18
—Diluted	(0.24)	0.39	0.06	(5.30)	1.24	0.18
Net income per ADS
—Basic		0.81	0.12		2.55	0.37
—Diluted		0.79	0.11		2.48	0.36

Weighted average number of shares outstanding used in computing net (loss)/income per share
—Basic	130,780,142	149,454,573	149,454,573	65,834,876	149,025,166	149,025,166
—Diluted	130,780,142	153,752,287	153,752,287	65,834,876	153,248,188	153,248,188
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	—	74,727,287	74,727,287	—	74,512,583	74,512,583
—Diluted	—	76,876,144	76,876,144	—	76,624,094	76,624,094

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended December 31,			Year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	62,208	77,390	11,116	246,947	292,011	41,945
Selling and marketing expenses	519,621	1,615,396	232,037	2,124,728	4,657,311	668,981
Research and development expenses	9,204,100	1,949,271	279,995	52,864,313	4,207,109	604,313
General and administrative expenses	15,046,141	4,142,493	595,032	210,638,939	10,466,345	1,503,396
Total share-based compensation	24,832,070	7,784,550	1,118,180	265,874,927	19,622,776	2,818,635

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended December 31,			Year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(31,999,175)	60,706,319	8,719,917	(349,027,476)	190,084,771	27,303,970
Add:
Share-based compensation	24,832,070	7,784,550	1,118,180	265,874,927	19,622,776	2,818,635
Change in fair value of a convertible loan	—	—	—	34,499,858	—	—
Adjusted net (loss)/income	(7,167,105)	68,490,869	9,838,097	(48,652,691)	209,707,547	30,122,605